UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Green Brick Partners, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

November 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 17,191,821
9 Sole Dispositive Power 0
10 Shared Dispositive Power 17,191,821
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,191,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,926,847
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,926,847
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,926,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,466,793
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,466,793
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,466,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,460,054
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,460,054
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,460,054
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 24,127,590
9 Sole Dispositive Power 0
10 Shared Dispositive Power 24,127,590
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,127,590
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 47.7%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment is being filed to reflect changes in the percentage of the Company’s Common Stock that may be deemed beneficially owned by each Reporting Persons as a result of a change in the total number of outstanding shares of the Company’s Common Stock (each capitalized term defined below).   The Reporting Persons did not change their holdings of the Company’s Common Stock.

This Amendment No. 13 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer” or the “Company”), 2805 Dallas Parkway, Suite 400, Plano, Texas 75093, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on June 13, 2014, Amendment No. 10 filed with the Commission on July 16, 2014, Amendment No. 11 filed with the Commission on October 29, 2014 and Amendment No. 12 filed with the Commission on July 1, 2015.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM.  Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership (“GCLP”), Greenlight Capital Qualified, L.P., a Delaware limited partnership (“GCQP”), and Greenlight Capital Offshore Partners (“GCO”), a British Virgin Islands partnership.  Advisors acts as the investment manager for a managed account (the “Managed Account”).  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“GGOM”), and for Greenlight Capital (Gold), LP, a Delaware limited partnership (“GGLP”).  GCLP, GCQP, GCO, the Managed Account, GGOM, GGLP and the Reporting Persons are referred to herein collectively as “Greenlight.”

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

This Amendment is being filed to amend Item 5 as follows:

Item 5. Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages.

The percentages reported herein are based on there being 50,584,501 shares of the Company’s Common Stock outstanding as of November 1, 2017, as reported in the Quarterly Report on Form 10-Q filed by the issuer with the SEC on November 6, 2017.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 16, 2017

Greenlight Capital, Inc.

By:      /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By:      /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By:      /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP

By:      /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.